Exhibit 99.9

RNS Number: 9986P
Wolseley PLC
20 September 2003

NEWS RELEASE
20 September 2003

Wolseley plc
Wolseley spends £14 million on three acquisitions in North America

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building materials products, has acquired three more businesses in North America, for a total consideration, including debt acquired, of £14 million. In a full year, these acquisitions will add a further £37 million of sales. Goodwill related to these acquisitions is estimated to be around £5.8 million.

North America Plumbing and Heating Distribution

The North American Plumbing and Heating Distribution business has acquired two businesses.

In the USA, Ferguson has acquired Liberty Equipment & Supply ("Liberty"), a leading distributor of pipe, valves and fittings to the commercial, industrial and marine construction markets. Liberty serves much of the Pacific Northwest and California from five branches. As at the acquisition date of 16 September 2003, it had net assets, excluding debt, of approximately £5.1 million.

In Canada, Wolseley Canada has acquired Nuroc Plumbing and Heating Supplies Ltd. ("Nuroc"), based in Toronto. Nuroc is a distributor of a wide variety of plumbing, heating and industrial supplies. As at the acquisition date of 4 August 2003, it had net assets, excluding debt, of approximately £1.6 million.

US Building Materials Distribution

Stock Building Supplies has acquired JM Lumber, Inc. ("JM Lumber"), a leading distributor of lumber and building materials to the professional contractor in the Treasure Coast area of Florida. As at the acquisition date of 1 August 2003, JM Lumber had net assets, excluding debt, of approximately £1.5 million.

Charles Banks, Group Chief Executive of Wolseley said:

"These bolt-on acquisitions further strengthen Wolseley's position in the US and Canadian markets, enhancing our product offering. Furthermore they demonstrate our continued strategy to expand through a combination of organic growth and acquisitions."

FURTHER INFORMATION:

Wolseley plc	Brunswick Group Ltd
Tel: 0118 929 8700	Tel: 020 7404 5959
Guy Stainer – Head of Investor Relations	Sophie Fitton

Exchange Rates

The following exchange rates have been used with the acquisitions noted above:

£1 = $1.60, £1 = C$2.24

- Ends -

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The company news service from the London Stock Exchange

END